UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CAPSTONE FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

14069V 100

(CUSIP Number)

Darin Richard Pastor

8600 Transit Road

East Amherst, NY 14051
Telephone (866) 798-4478

with a copy to:

Hayden Trubitt, Esq.

Stradling Yocca Carlson & Rauth, P.C.

4365 Executive Drive, Suite 1500

San Diego, CA 92121

(858) 926-3000

Fax (858) 408-4251

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14069V 100	13D/A	Page 2 of 3 Pages

1 NAME OF REPORTING PERSON        Darin Richard Pastor

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ] (b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions) PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	0

	(8)	SHARED VOTING POWER	63,854,837

	(9)	SOLE DISPOSITIVE POWER	0

	(10)	SHARED DISPOSITIVE POWER	63,854,837

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,854,837 Shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     64.9%

14 TYPE OF REPORTING PERSON                      IN

CUSIP No. 14069V 100	13D/A	Page 3 of 3 Pages

Item 1. Security and Issuer

This amendment of a Schedule 13D statement relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Capstone Financial Group, Inc. (the “Issuer”), a Nevada corporation, having its principal executive offices at 8600 Transit Road, East Amherst, NY 14051. Shares figures herein reflect a 20-for-1 Common Stock split effected in 2013.

This amendment is being filed by Darin Richard Pastor (the “Reporting Person”) to amend and supplement Items 1, 2 and 5 of the Schedule 13D statement, which was filed on September 17, 2013.

Item 2. Identity and Background

Item 2 of the Schedule 13D statement is amended and supplemented to reflect the following:

(b)	The business address of the Reporting Person is 8600 Transit Road, East Amherst, NY 14051.

Item 5. Interest in Securities of Issuer

Items 5(a) and (c) of the Schedule 13D statement are amended to reflect the following:

(a)	Following settlement of the transactions reported in Item 5(c) below, the Reporting Person will beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act, and with sole power to vote and sole power to dispose of) 63,854,837 shares of Common Stock, or 64.9% of the class (using the principles of Rule 13d-3 under the Securities Exchange Act to determine such percentage).

(c)	Except for a private sale by the Reporting Person of 5,771,940 shares of Common Stock for $0.3179174 per share to one individual accredited investor which became effective on December 7, 2016, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

As of the date of this filing, the Issuer has 98,348,488 shares of Common Stock outstanding.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2016

/s/ Darin Richard Pastor

DARIN RICHARD PASTOR, an individual